SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1 to

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-372

Texas-New Mexico Power Company

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its amended statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

3. Certain information, for the calendar year 2002 with respect to claimant and its subsidiaries is provided in the following chart:

(a)	MWH sold and related revenues are as follows:

	MWH Sold	Dollar Revenues From Sales
Retail	6,788,156	$245,252,000
Wholesale	1,978,194	53,806,000

Totals	8,766,350	$299,058,000

Texas-New Mexico Power Company is incorporated in the State of Texas.

(b)	MWH sold and related revenues at retail in (a) above, are as follows:

	MWH	Retail Revenues
Texas	5,769,821	$152,945,000
New Mexico	1,018,335	92,307,000

Totals	6,788,156	$245,252,000

(c)	MWH sold and related revenues at wholesale in (a) above, are as follows:

	MWH	Wholesale Revenues
Texas	1,978,194	$53,806,000
New Mexico	—	—

Totals	1,978,194	$53,806,000

(d)	MWH purchased and related expenses are as follows:

	MWH	Purchased Power Expenses
Texas	24,906	$1,826,000
New Mexico	1,082,018	62,902,000

Totals	1,106,924	$64,728,000

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

Exhibit A. Presented are:

•	a consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 2002,

•	a consolidating balance sheet of the claimant as of the close of the 2002 calendar year, and

•	consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2002 calendar year.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

2

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of April, 2003.

Texas-New Mexico Power Company

	By	/s/ Scott Forbes
Corporate Seal		Scott Forbes
Attest:		Sr. Vice President—Chief Financial and Accounting Officer

/s/ Paul W. Talbot
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Paul W. Talbot, Secretary & Senior Counsel

Texas-New Mexico Power Company

P. O. Box 2943

Fort Worth, Texas 76113

3

Exhibit A

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company	Texas Generating Company	Texas Generating Company II	Consolidating Entries	Texas-New Mexico Power Company Consolidated
OPERATING REVENUES	$250,101	$54,862	$—	$(1,056)	$303,907

OPERATING EXPENSES:
Purchased power and fuel	65,193	36,542	—	(1,056)	100,679
Other operating and maintenance	65,775	9,465	—	—	75,240
Depreciation of utility plant	27,567	—	—	—	27,567
Charge for recovery of stranded plant	(733)	—	—	—	(733)
Taxes other than income taxes	21,097	3,410	—	—	24,507

Total operating expenses	178,899	49,417	—	(1,056)	227,260

OPERATING INCOME	71,202	5,445	—	—	76,647

INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS
Interest on long-term debt	17,453	847	—	—	18,300
Other interest and amortization of debt-related costs	3,419	95	—	—	3,514
Other income and deductions, net	(4,967)	193	(44)	4,354	(464)

Total	15,905	1,135	(44)	4,354	21,350

INCOME BEFORE INCOME TAXES	55,297	4,310	44	(4,354)	55,297
Income taxes	19,166	—	—	—	19,166

NET INCOME	$36,131	$4,310	$44	$(4,354)	$36,131

Exhibit A

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATING STATEMENTS OF RETAINED EARNINGS

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas- New Mexico Power Company	Texas Generating Company	Texas Generating Company II	Consolidating Entries	Texas-New Mexico Power Company Consolidated
BALANCE AT DECEMBER 31, 2001	$115,685	$(9,082)	$(354)	$9,436	$115,685
Net income (loss)	36,131	4,310	44	(4,354)	36,131
Dividends on common stock	(97,300)	(89,469)	—	89,469	(97,300)

BALANCE AT DECEMBER 31, 2002	$54,516	$(94,241)	$(310)	$94,551	$54,516

Exhibit A

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATING BALANCE SHEET

December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company	Texas Generating Company	Texas Generating Company II	Consolidating Entries	Texas- New Mexico Power Company Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$283	$1	$—	$—	$284
Accounts receivable	33,744	(66)	—	—	33,678
Deferred purchased power and fuel costs	1,320	—	—	—	1,320
Other current assets	1,674	—	—	—	1,674

Total current assets	37,021	(65)	—	—	36,956

UTILITY PLANT	782,667	—	—	—	782,667
Less: accumulated depreciation	278,757	—	—	—	278,757

Net utility plant	503,910	—	—	—	503,910

LONG-TERM AND OTHER ASSETS:
Investments in subsidiary companies	(711)	—	4,294	(3,583)	—
Other property and investments, at cost	343	—	—	—	343
Recoverable stranded costs	298,748	—	—	—	298,748
Regulatory tax assets	913	—	—	—	913
Deferred charges	21,935	—	—	—	21,935

Total long-term and other assets	321,228	—	4,294	(3,583)	321,939

	$862,159	$(65)	$4,294	$(3,583)	$862,805

CAPITALIZATION AND LIABILITIES
CURRENT LIABILITIES:
Current maturities of long-term debt	$171,000	$—	$—	$—	$171,000
Notes payable	14,557	—	—	—	14,557
Accounts payable	8,997	546	—	—	9,543
Other current liabilities	25,432	100	—	—	25,532

Total current liabilities	219,986	646	—	—	220,632

LONG-TERM AND OTHER LIABILITIES:
Deferred purchased power and fuel costs	23,656	—	—	—	23,656
Accumulated deferred income taxes	148,971	—	—	—	148,971
Accumulated deferred investment tax credits	19,333	—	—	—	19,333
Deferred credits	24,724	—	—	—	24,724

Total long-term and other liabilities	216,684	—	—	—	216,684

LONG-TERM DEBT, LESS CURRENT MATURITIES	174,495	—	—	—	174,495

COMMON SHAREHOLDER'S EQUITY:
Common stock	107	436,543	4,602	(441,145)	107
Other paid-in-capital	197,751	(343,013)	2	343,011	197,751
Retained earnings (deficit)	54,516	(94,241)	(310)	94,551	54,516
Accumulated other comprehensive loss	(1,380)	—	—	—	(1,380)

Total common shareholder's equity	250,994	(711)	4,294	(3,583)	250,994

	$862,159	$(65)	$4,294	$(3,583)	$862,805

Exhibit B

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

Financial Data Schedule

For the Period Ending December 31, 2002

(Amounts in Thousands)

Item No.	Caption Heading	Amount

1	Total Assets	$862,805

2	Total Operating Revenues	303,907

3	Net Income	36,131